Attachment 77J
Strategic Partners Asset Allocation Funds
Series 1, 2 & 3


Strategic Partners Conservative Growth Fund (Series 1)

In order to present undistributed net investment income (loss) and accumulated net realized gains (losses) on the Statement of Assets and Liabilities that more closely represent their tax character, certain adjustments have been made to paid-in-capital in excess of par, undistributed net investment income (loss) and accumulated net realized gains (loss) on investments.

For the year ended July 31, 2003, the adjustments were to increase undistributed net investment income by $325,917, increase accumulated net realized loss by $323,966 and decrease paid-in capital by $1,951 due to the federal income tax treatment of net foreign exchange losses and certain other differences between financial reporting and tax reporting. Net investment income, net realized losses and net assets were not affected by this change.


Strategic Partners Moderate Growth Fund (Series 2)

Distributions to shareholders, which are determined in accordance with federal income tax regulations, which may differ from generally accepted accounting principles, are recorded on the ex-dividend date. In order to present undistributed net investment income and accumulated net losses on the Statement of Assets and Liabilities that more closely represent their tax character, certain adjustments have been made to paid-in capital, overdistribution of net investment income and accumulated net realized loss on investments. For the year ended July 31, 2003, the adjustments were to increase undistributed net investment income by $517,980, decrease accumulated net realized loss on investments by $510,488 and decrease paid-in capital by $7,492 due to differences in the treatment for books and tax purposed of certain transactions involving foreign securities and currencies, certain tax adjustments pertaining to the investments in Passive Foreign Investment Companies, and differences between financial reporting and tax accounting. Net investment income, net realized losses and net assets were not affected by this change.


Strategic Partners High Growth Fund (Series 3)

Distributions to shareholders, which are determined in accordance with federal income tax regulations, which may differ from generally accepted accounting principles, are recorded on the ex-dividend date. In order to present undistributed net investment income and accumulated net realized gains (losses) on the Statement of Assets and Liabilities that more closely represent their tax character, certain adjustments have been made to paid-in-capital in excess of par, undistributed net investment income and accumulated net realized gain
(loss) on investments. For the year ended July 31, 2003, the adjustments were to decrease distributions in excess of net investment income by $1,273,175, increase accumulated realized loss on investments by $347,275 and decrease paid-in-capital by $925,900, due to certain tax adjustments pertaining to the investment in Passive Foreign Investment Companies and differences between financial reporting and tax accounting. Net investment income, net realized losses and net assets were not affected by this change.